UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-13543
CUSIP Number:

☒ Form 10-K and Form 10KSB	☐ Form 11-K
☐ Form 20-F	☐ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended: October 31, 2003

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:        Not Applicable.

PART I
REGISTRANT INFORMATION

Full Name of Registrant:	Angeion Corporation (“Registrant”)

Former Name if Applicable:	Not applicable

Address of Principal Executive Office:	350 Oak Grove Parkway

City, State and Zip Code:	Saint Paul, MN 55127-8599

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject Form 10-KSB will be filed on or before the 5th business day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period.

The Company was in the process of finalizing its Form 10-KSB on January 29, 2004, and determined that it would be appropriate to add additional information to its Management’s Discussion and Analysis Section to provide more information for investors in the filing of its Form 10-KSB.  The Company completed its Form 10-KSB and authorized transmission for filing on January 29, 2004.  A technical error in the proofing-reading process by the Company’s third party service provider deleted several pages of the submission, causing the filing to be delayed until after the deadline.  The filing was completed by 6:45 P.M Eastern time on January 29, 2004, the due date, but was given an acceptance date of January 30, 2004.

PART IV
OTHER INFORMATION

(1)                                  Name and telephone number of person to contact in regard to this notification:

Dale H. Johnson                                                                           (651) 766-3492

(2)                                  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes                                                                                                                                    ☐ No

(3)                                  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes                                                                                                                                    ☒ No

The Form 10-KSB has been filed.

ANGEION CORPORATION

(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 30, 2004

/s/ Dale H. Johnson
Dale H. Johnson
Its Chief Financial Officer